UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Centennial Fund, IV, L.P.
   1428 15th Street
   Denver, CO  80202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Crown Castle International Corp.
   TWRS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   February, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |2/8/00|J(1)| |1,000,000         |D  |(1)        |2,565,340          |D     |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Distribution of shares to its partners by Centennial Fund IV, L.P., a Delaware limited partnership ("Fund IV"), the sole general partner, which is Centennial Holdings IV, L.P., a Delaware limited partnership ("Holdings IV"). By virtue of the relationship described, Holdings IV may be deemed to control Fund IV and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by Fund IV. This Form is also being filed on behalf of Holdings IV as an indirect beneficial owner of securities of the issuer.
Steven C. Halstedt, Jeffrey H. Schutz, Adam Goldman, Donald H. Parsons, Jr., and David C. Hull, Jr. are the sole general partners of Holdings IV (the "Individual Partners"). By virtue of the relationships described above and their roles with Fund IV and Holdings IV, each of the Individual Partners may be deemed to control Holdings IV and Fund IV and may be deemed to possess indirect beneficial ownership of the Issuer securities held by Fund IV. However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Issuer securities directly beneficially held by Fund IV, and, as a result, each individual partner disclaims beneficial ownership of the Issuer securities directly beneficially owned by Fund IV. Jeffrey H. Schutz is a director of the
Issuer.
Pursuant to the Stockholders Agreement entered into between the Issuer and each of the stockholders listed in Schedule I thereto (the "Stockholders Agreement"), and pursuant to the Share Exchange Agreement dated as of April 24, 1998 between the Issuer and Castle Transmission Services
(Holdings) Ltd ("CTSH"), Telediffusion de France International S.A., Digital Future Investments B.V. and certain shareholders of CTSH (the "Share
Exchange Agreement"), Fund IV may be deemed to be the beneficial owner (as defined in Rule 16a-1(a)(1) promulgated under the Securities
Exchange Act of 1934, as amended) of the securities of the Issuer owned by parties to the Stockholdes Agreement, but Fund IV disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest therein.
(2) This form is executed by Jeffrey H. Schutz, General Partner of Holdings IV, the sole General Partner of Fund IV.
SIGNATURE OF REPORTING PERSON
/s/ Jeffrey H. Schutz, General Partner(2)
DATE
March 10, 2000